December 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Tony Watson

Angela Lumley

RE: Sky Century Investment, Inc. (the “Company”)

Form 10-12G

Filed October 26, 2023

File No. 000-56603

Dear Mr. Watson:

I am writing to respectfully request an extension to the deadline for filing the Company's response letter to your comment letter dated November 21, 2023. The original deadline for the response was December 4, 2023, which falls within the 10-business day requirement.

Upon careful review of your comment letter, we have identified several questions that require updated financial statements to provide a comprehensive and accurate response. As the requested period ended yesterday, the Company will initiate the process of preparing the necessary financial statements next week and will exert its utmost efforts to expedite the quarter-end review process.

Furthermore, the completed annual audits for the last two years, ending on May 31, 2022, and May 31, 2023, have been incorporated into Form 10. While the review as of August 31, 2023, has been publicly disclosed on the OTC, its inclusion in Form 10 necessitates undergoing an audit process by the Company.

We understand that the response letter is crucial for the ongoing review process, and we apologize for any inconvenience this extension may cause. We are committed to providing a thorough response to your comments and will submit it as soon as possible.

Thank you for your understanding and consideration. We appreciate your cooperation in this matter. If you have any questions, please feel free to contact me at (205) 238-7735 or contact our legal counsel, Marc Steven Applbaum at (619) -993-0288.

Regards,

/s/ Nataliia Petranetska

President, Director, Treasurer

& Chief Executive Officer

Sky Century Investment, Inc.